MOUNTAIN PROVINCE DIAMONDS INC.
161 Bay Street
Suite 2315,P.O. Box 216
Toronto, ON M5J 2S1
Phone: 416-361-3562/Fax: 416-603-8565

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO: The Shareholders of Mountain Province Diamonds Inc.

NOTICE IS HEREBY GIVEN THAT a Special Meeting (the "**Meeting**") of the shareholders of Mountain Province Diamonds Inc. ("**MPD**") will be held at the offices of Fraser Milner Casgrain LLP at 77 King Street West, Suite 400, Toronto, ON M5K 0A1 on April 25, 2012, at the hour of 4:00 pm (Toronto time) for the following purposes:

1.   To consider and, if thought fit, to pass, with or without variation, a Special Resolution (the "**Arrangement Resolution**") approving an arrangement (the "**Arrangement**") pursuant to section 182 of the *Business Corporations Act* (Ontario) among MPD, its shareholders, and its wholly-owned subsidiary, Kennady Diamonds Inc. ("**KDI**"), which will involve certain exchanges of securities resulting in MPD distributing the common shares of KDI held by MPD which comprise all of the outstanding shares of KDI , to shareholders of MPD, as more fully described in the accompanying Information Circular;

2.   To consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving the adoption by KDI of a rolling 10% Stock Option Plan, subject to regulatory acceptance, as more fully described in the accompanying Information Circular; and

3.   To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

All capitalized terms not herein defined shall have the meanings ascribed to them in the accompanying Information Circular.

AND TAKE NOTICE that dissenting shareholders in respect of the proposed Arrangement in paragraph 1 above are entitled to be paid the payout value of their shares in accordance with the procedures set out in section 185 of the *Business Corporations Act* (Ontario) (the "OBCA") as amended by the Interim Order of the Ontario Supreme Court of Justice dated March 29, 2012. Pursuant to the Interim Order, a registered shareholder of common shares of MPD may until 5:00 p.m. (Toronto time) on the Business Day that is two Business Days before the Meeting, give MPD a notice of objection by registered mail addressed to MPD at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, ON, M5J 2S1 with respect to the Arrangement Resolution. As a result of giving a notice of objection, a shareholder may, on receiving a notice of adoption of the Arrangement Resolution under subsection 185 (8) of the OBCA, require MPD to purchase all of the common shares held by such shareholder in respect of which the notice of dissent was given. These dissent rights are described in the accompanying Information Circular in respect of the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. The audited consolidated financial statements and related MD&A for MPD for the financial period ended December 31, 2011 have already been filed and will be, in advance of the meeting, mailed to those Shareholders who have previously requested to receive them in due course. Otherwise, they are available upon request to MPD or they can be found on SEDAR at www.sedar.com.

This notice is accompanied by the Information Circular and a form of proxy.

Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only shareholders of record at the close of business on March 23, 2012 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 29th day of March, 2012

BY ORDER OF THE BOARD

"Patrick Evans"
Patrick Evans, President & CEO

Registered shareholders unable to attend the Meeting are requested to date, sign and return their form of proxy in the enclosed envelope. If you are a non-registered shareholder of MPD and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.
